UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-42424

TNL Mediagene

23-2 Maruyamacho Shibuya-ku, Tokyo 150-0044 Japan +81-(0)3-5784-6742	4F., No. 88, Yanchang Rd. Xinyi District Taipei City 110 Taiwan +886-2-6638-5108

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

Entry into Definitive Agreement for Sale of Japanese Business

On September 30, 2026, TNL Mediagene, a Cayman Islands exempted company (the “Company”), entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with MI Company Inc., a Japanese joint-stock company (the “Buyer”), pursuant to which the Company agreed to sell to the Buyer all of the issued and outstanding shares of TNL Mediagene Inc., a Japanese joint-stock company and wholly owned subsidiary of the Company (the “Japan Holding Company”). The Japan Holding Company owns, directly or indirectly, all of the issued and outstanding shares of Mediagene Inc. and Infobahn Inc. The proposed sale of the Japan Holding Company and its subsidiaries to the Buyer is referred to herein as the “Transaction.”

Before receiving the proposal that resulted in the Transaction, the Board established a special committee comprised solely of disinterested and independent directors (the “Special Committee”) to review, evaluate and negotiate potential strategic transaction proposals involving the Company and to make recommendations to the Board. The Special Committee retained Greenberg Traurig, LLP as its independent legal advisor and Imperial Capital, LLC (“Imperial Capital”) as its independent financial advisor. As part of the Special Committee’s review of strategic alternatives, Imperial Capital contacted 90 potential acquirers regarding the Company’s Japanese business.

The Buyer is a Japanese joint-stock company formed as the acquisition vehicle for an investor group led by Motoko Imada, the Company’s Chief Executive Officer and a member of the Board. Following receipt of Ms. Imada’s proposal, and in light of her leadership of and ownership interest in the Buyer, the Special Committee reviewed, evaluated and negotiated the Transaction pursuant to its existing mandate. The resolutions establishing the Special Committee reserve to the Board the authority to approve any such transaction and require any director with a direct or indirect economic interest in the transaction to be recused from the Board’s consideration and approval of any such transaction. The Board determined that it would not approve the Transaction without the Special Committee’s prior favorable recommendation. Ms. Imada did not participate in the Special Committee’s deliberations or recommendation regarding the Transaction.

The aggregate consideration payable by the Buyer under the Share Purchase Agreement is $5.5 million, subject to an adjustment based on changes in net intercompany debt liabilities from a reference amount of $612,064 as of July 31, 2026 through the closing date, and to set-off, in each case as provided in the Share Purchase Agreement, with the aggregate amount of any such adjustment and set-off capped at $500,000. At or before closing, the Buyer is required to pay or satisfy at least $4.5 million of the purchase price, consisting of at least $2.5 million in cash and, to the extent certain promissory notes of the Company remain outstanding, the assumption, discharge, cancellation or other extinguishment of indebtedness under those notes. The remaining unpaid portion of the purchase price will be evidenced by a secured promissory note issued by the Buyer to the Company, maturing on December 31, 2026, and secured by a first-priority pledge of the shares of the Buyer held by Ms. Imada, representing not less than 55% of the Buyer’s outstanding shares and subject to customary covenants restricting sale, transfer or dilution of such shares.

On September 30, 2026, Imperial Capital delivered a written opinion that, as of that date and subject to the assumptions, qualifications, procedures, limitations and other matters described in the opinion, the consideration to be received by the Company in the Transaction was fair, from a financial point of view, to the Company. The opinion was provided solely for the Special Committee’s use in evaluating the Transaction and addressed only the fairness to the Company, from a financial point of view, of the consideration to be received by the Company. It did not address the merits of the Company’s decision to engage in the Transaction, the Transaction’s merits relative to any alternative that may be available to the Company, or any legal, tax, accounting or other terms or aspects of the Transaction, and it was not a recommendation to any shareholder of the Company as to how a shareholder should act with respect to the Transaction.

After considering the Transaction, Imperial Capital’s financial analysis and opinion, and other relevant factors, the Special Committee unanimously determined that the consideration to be received by the Company in the Transaction is fair from a financial point of view to the Company and recommended that the Board approve the Transaction. Acting on the Special Committee’s recommendation, the Board approved the Transaction.

The Transaction is expected to close on or before October 30, 2026, subject to the satisfaction or waiver of customary closing conditions, including the accuracy of the parties’ representations and warranties, material compliance with their respective covenants, the absence of legal restraints, receipt of required authorizations and the absence of a material adverse effect with respect to the Japan Holding Company and its subsidiaries. The Share Purchase Agreement may be terminated under specified circumstances, including by either party if the closing has not occurred by November 30, 2026, subject to customary limitations.

The Share Purchase Agreement contains customary representations, warranties, covenants, closing conditions, termination rights and indemnification provisions.

Following the closing of the Transaction, the Company will continue to own and operate its business in Taiwan. The Special Committee continues to evaluate strategic alternatives for the Company, including potential transactions involving the Company’s capital structure and ownership. There can be no assurance that any such alternative will be pursued or completed, or as to the terms or timing of any such transaction.

The foregoing description of the Share Purchase Agreement and the Transaction does not purport to be complete and is qualified in its entirety by reference to the Share Purchase Agreement, a copy of which is furnished as Exhibit 10.1 to this Report on Form 6-K and incorporated herein by reference.

On October 2, 2026, the Company issued a press release announcing the Transaction. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

The information in this Report on Form 6-K, including Exhibits 10.1 and 99.1, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, that are based on beliefs and assumptions and on information currently available to TNL Mediagene. Forward-looking statements generally relate to future events or TNL Mediagene’s future financial or operating performance. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “aim,” “seek” or the negative or plural forms of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements in this communication speak only as of the date they are made. New uncertainties and risks arise from time to time, and it is impossible for TNL Mediagene to predict these events or how they may affect TNL Mediagene. In addition, risks and uncertainties are described in TNL Mediagene’s filings with the Securities and Exchange Commission (the “SEC”), including the risks and uncertainties set forth under the heading “Risk Factors” in TNL Mediagene’s Annual Report on Form 20-F filed on April 30, 2026, as may be supplemented or amended by TNL Mediagene’s Reports of a Foreign Private Issuer on Form 6-K. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Important factors include the possibility that the Transaction may not be completed on the anticipated terms, within the anticipated timeframe, or at all; the failure to satisfy or waive closing conditions; the occurrence of events that could give rise to termination of the Share Purchase Agreement; the impact of the announcement or pendency of the Transaction on TNL Mediagene’s business, employees, customers, suppliers and other relationships; costs and expenses related to the Transaction; uncertainties relating to TNL Mediagene’s evaluation of strategic alternatives following completion of the Transaction; and other risks described in TNL Mediagene’s filings with the SEC. TNL Mediagene cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that TNL Mediagene presently does not know or that TNL Mediagene currently does not believe are material that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by TNL Mediagene, its directors, officers or employees or any other person. Except as required by applicable law, TNL Mediagene does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of TNL Mediagene as of any date subsequent to the date of this communication.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNL Mediagene

Date: October 2, 2026	By:	/s/ Tae Jun Park
		Name:	Tae Jun Park
		Title:	General Counsel and Chief Corporate Affairs Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
10.1	Share Purchase Agreement, dated September 30, 2026, by and between TNL Mediagene and MI Company Inc.*
99.1	Press Release by TNL Mediagene dated October 2, 2026.

*	Certain schedules and exhibits have been omitted pursuant to applicable SEC rules. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

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